Exhibit A

Ceragon Removes Spectrum Bottlenecks and Doubles Capacity for Wireless
Backhaul with Revolutionary New Advanced Frequency Reuse Technology

February 26, 2015

Ceragon Removes Spectrum Bottlenecks and Doubles Capacity for Wireless
Backhaul with Revolutionary New Advanced Frequency Reuse Technology
Enabled by Ceragon’s unique IP-20 Platform multicore technology, the solution will be showcased live at Mobile World Congress 2015

Paramus, New Jersey, February 26, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today announced that it will showcase its new Advanced Frequency Reuse solution at Mobile World Congress 2015, in Barcelona, Spain.

Adding cell sites and providing backhaul is a major challenge for service providers as available backhaul spectrum channels are scarce. Often operators are just not able to obtain additional frequency channels to support their wireless backhaul needs. Securing spectrum for network growth as technology shifts from 3G to 4G and, in the future, 5G also must be considered in order to achieve long term business success. Ceragon’s Advanced Frequency Reuse solution, available with the IP-20 platform, changes the way operators plan and deploy their network by providing the freedom to deploy cell sites wherever they are needed while alleviating many of the wireless backhaul constraints.

Enabled by Ceragon’s unique multicore technology which is at the heart of the IP-20 Platform, the solution enables the use of a single frequency channel where multiple channels are often required to meet wireless backhaul demand. The result is an overwhelming saving of at least 50% of the wireless spectrum required. It also allows for doubling the capacity of the wireless backhaul network. It does so by requiring far smaller angular separation between wireless backhaul links that utilize the same frequency channel; Instead of employing a separation of at least 90 degrees as required today, it reduces the needed separation to a mere 15 degrees. The result is flexibility in network deployment and a significant reduction in operational and capital expenditure.

The Advanced Frequency Reuse solution is an integral part of the company’s leading IP-20 Platform, vastly adopted by service providers, public safety and private network operators worldwide and will be available via a CeraOS software release, Ceragon’s advanced Operating System.

A live demonstration of the new solution will take place in Ceragon’s booth in Hall 5; stand #5G61 from March 2-5.

“This new solution reaffirms our commitment to supporting our customers’ ability to deliver on their business strategy,” said Ira Palti, president and CEO of Ceragon. “With the IP-20 Platform, service providers are able to deploy a wireless backhaul network without spectrum and capacity bottlenecks. Our unique multicore technology, at the heart of the IP-20 Platform, undeniably provides a flexible and agile, future proof solution that enables our customers to meet today's 4G needs and tomorrow's 5G requirements.”

Ceragon Removes Spectrum Bottlenecks and Doubles Capacity for Wireless
Backhaul with Revolutionary New Advanced Frequency Reuse Technology

February 26, 2015

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the purported class action litigation; risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.